SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HomeTown Bankshares Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

43787N108

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43787N108

1	NAMES OF REPORTING PERSONS BSOF Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 268,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 268,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 5,763,944 shares of common stock outstanding as of November 10, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2016.

CUSIP No. 43787N108

1	NAMES OF REPORTING PERSONS Blackstone Strategic Opportunity Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 268,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 268,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 5,763,944 shares of common stock outstanding as of November 10, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2016.

CUSIP No. 43787N108

1	NAMES OF REPORTING PERSONS Blackstone Alternative Solutions L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 268,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 268,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO, IA

(1)	Based on 5,763,944 shares of common stock outstanding as of November 10, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2016.

CUSIP No. 43787N108

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 268,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 268,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 5,763,944 shares of common stock outstanding as of November 10, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2016.

CUSIP No. 43787N108

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 268,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 268,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 5,763,944 shares of common stock outstanding as of November 10, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2016.

CUSIP No. 43787N108

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 268,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 268,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 5,763,944 shares of common stock outstanding as of November 10, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2016.

CUSIP No. 43787N108

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 268,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 268,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 5,763,944 shares of common stock outstanding as of November 10, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2016.

CUSIP No. 43787N108

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 268,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 268,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 5,763,944 shares of common stock outstanding as of November 10, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2016.

CUSIP No. 43787N108

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 268,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 268,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 5,763,944 shares of common stock outstanding as of November 10, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2016.

Amendment No. 2 to Schedule 13G

Item 1(a)	Name of Issuer:

HomeTown Bankshares Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

202 South Jefferson Street

Roanoke, Virginia 24011

Item 2(a)	Name of Person Filing:

This Amendment No. 2 to Schedule 13G is being filed by BSOF Master Fund L.P. (“BSOF”), Blackstone Strategic Opportunity Associates L.L.C. (“BSOA”), Blackstone Alternative Solutions L.L.C. (“BAS”), Blackstone Holdings I L.P. (“Holdings I”), Blackstone Holdings II L.P. (“Holdings II”), Blackstone Holdings I/II GP Inc. (“Holdings GP”), The Blackstone Group L.P. (“Blackstone”), Blackstone Group Management L.L.C. (“Blackstone Management”), and Stephen A. Schwarzman (together with BSOF, BSOA, BAS, Holdings I, Holdings II, Holdings GP, Blackstone, and Blackstone Management, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is:

345 Park Avenue, 28th Floor

New York, NY 10154

Item 2(c)	Citizenship:

BSOF is an exempted limited partnership organized under the laws of the Cayman Islands. BSOA is a limited liability company organized under the laws of the State of Delaware. BAS is a limited liability company organized under the laws of the State of Delaware. Holdings I is a limited partnership organized under the laws of the State of Delaware. Holdings II is a limited partnership organized under the laws of the State of Delaware. Holdings GP is a corporation organized under the laws of the State of Delaware. Blackstone is a limited partnership organized under the laws of the State of Delaware. Blackstone Management is a limited liability company organized under the laws of the State of Delaware. Mr. Schwarzman is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common stock, par value $5.00 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

43787N108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

BSOF directly holds 268,070 shares of Common Stock (such shares, the “Shares”). The Shares represent approximately 4.7% of the outstanding Common Stock, based on the 5,763,944 shares of Common Stock outstanding on November 10, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2016.

BSOA is the general partner of BSOF. Holdings II is the general partner of BSOA. BAS is the investment manager of BSOF. Holdings I is the general partner of BAS. Holdings GP is the general partner of each of Holdings I and Holdings II. Blackstone is the controlling shareholder of Holdings GP. Blackstone Management is the general partner of Blackstone. Blackstone Management is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Pursuant to an investment advisory agreement (the “Advisory Agreement”) with an independent investment adviser (the “Adviser”), the Adviser currently exercises voting and investment power over the Shares reported on this Schedule 13G. The Adviser has filed a Schedule 13G and intends to file a separate amendment to its Schedule 13G with the SEC that will also disclose its beneficial ownership of the Shares. The Reporting Persons are filing this Schedule 13G because they have the right to terminate the Advisory Agreement as it relates to securities of the Issuer held directly by BSOF within 60 days and thereby obtain the right to vote or dispose of the Shares.

Each Reporting Person may be deemed to beneficially own the securities of the Issuer held directly by BSOF, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of securities of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose (including, without limitation, any tax purposes) and each of the Reporting Persons expressly disclaims beneficial ownership of all securities of the Issuer held directly by BSOF and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group”.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017

BSOF MASTER FUND L.P.

By: Blackstone Strategic Opportunity Associates L.L.C., its general partner

By:	/s/ Peter Koffler
	Name:	Peter Koffler
	Title:	Authorized Person

BLACKSTONE STRATEGIC OPPORTUNITY ASSOCIATES L.L.C.

By:	/s/ Peter Koffler
	Name:	Peter Koffler
	Title:	Authorized Person

BLACKSTONE ALTERNATIVE SOLUTIONS L.L.C.

By:	/s/ Peter Koffler
	Name:	Peter Koffler
	Title:	Authorized Person

BLACKSTONE HOLDINGS I L.P.

By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ J. Tomilson Hill
	Name:	J. Tomilson Hill
	Title:	Vice Chairman

BLACKSTONE HOLDINGS II L.P.

By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ J. Tomilson Hill
	Name:	J. Tomilson Hill
	Title:	Vice Chairman

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ J. Tomilson Hill
	Name:	J. Tomilson Hill
	Title:	Vice Chairman

THE BLACKSTONE GROUP L.P.

By: Blackstone Group Management L.L.C., its general partner

By:	/s/ J. Tomilson Hill
	Name:	J. Tomilson Hill
	Title:	Vice Chairman

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ J. Tomilson Hill
	Name:	J. Tomilson Hill
	Title:	Vice Chairman

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman